EXHIBIT 99.1

NEW FOUND INTERCEPTS 105 G/T AU OVER 2.10M & 10.4 G/T AU OVER 4.45M AT “PISTACHIO” ZONE AT KINGSWAY, HITS 36.7 G/T AU OVER 2M AT JACKPOT

Vancouver, BC, October 24, 2024 – New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the results from six diamond drill holes completed at its recently acquired Kingsway Project (“Kingsway”) that adjoins the northern border of the Queensway Project and is on trend with numerous discoveries made further south along the Appleton Fault Zone (“AFZ”). In addition, the Company is pleased to announce the results from 29 diamond drill holes that were completed as part of a drill program designed to follow up on initial grid drilling results in the Everest area and expand on the Honeypot and Jackpot zones. New Found’s 100%-owned Queensway Project comprises a 1,756 km2 area, accessible via the Trans-Canada Highway, 15km west of Gander, Newfoundland and Labrador.

Highlights:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-24-2153[1]	218.80	223.25	4.45	10.36	Pistachio
Including	221.50	222.35	0.85	35.17
And[2]	243.45	245.55	2.10	104.62
Including	243.95	244.70	0.75	290.73
And[4]	316.20	320.95	4.75	2.26
NFGC-24-2119[2]	159.90	166.05	6.15	5.20	Honeypot
Including	159.90	160.55	0.65	15.32
Including	162.85	163.60	0.75	11.93
NFGC-24-2129[1]	83.70	87.80	4.10	8.44	Honeypot
Including	86.80	87.80	1.00	23.59
NFGC-24-2144[1]	56.00	58.00	2.00	36.74	Jackpot
Including	56.00	57.00	1.00	73.31

Table 1: Drilling Highlights

Note that the host structures are interpreted to be moderately to steeply dipping and true widths are generally estimated to be 170% to 95% and 240% to 70%. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

•	105 g/t Au over 2.10m and 10.4 g/t Au over 4.45m in NFGC-24-2153 was intersected in a follow-up program targeting two historic intervals of high-grade gold which included 5.17 g/t Au over 7.00m in K-23-271 and 4.68 g/t Au over 5.00m in K-23-278, a discovery that has become known as “Pistachio”. These historic intervals at Pistachio are 40m and 65m down plunge of NFGC-24-2153 and are located 150m north of the Big Vein Zone, a previously made discovery by Labrador Gold. These initial results represent some of the most significant gold intercepts drilled to date at Kingsway (Figures 2-4).

•	Pistachio and Big Vein are situated 5.5km northeast of the Honeypot Zone immediately west of the AFZ (Figures 2 and 3), demonstrating that high-grade gold mineralization extends well north of the Queensway Project area (Figure 8).

•	The Pistachio Zone consists of a series of quartz veins containing visible gold hosted by a greenish siltstone unit that is spatially associated with a high-grade gold and stibnite-bearing fault zone. The historic drilling into this area was limited, and the zone remains open down plunge and to depth. Follow-up drilling is ongoing to expand on these initial high-grade intervals and improve understanding of the structural orientations.

New Found Gold Corp.	1	TSX-V: NFG, NYSE-A: NFGC

•	Previous exploration drilling by Labrador Gold on Kingsway resulted in seven near-surface gold discoveries occurring over a 7.5km long segment of the AFZ and mostly on the west side. Ongoing exploration drilling is using a combined targeted and systematic approach, involving grid drilling within the prospective corridor on both sides of the AFZ. This strategy has been effective at Queensway, leading to multiple discoveries further south around the Keats Zone.

Figure 1: Photos of mineralization at Pistachio at ~243m in NFGC-24-2153

^Note that these photos are not intended to be representative of gold mineralization in NFGC-24-2153.

  Continued follow-up drilling at Honeypot, a discovery announced on January 10, 2024, has resulted in a 75m expansion of the zone to the east with the intercept of 8.44 g/t Au over 4.10m in NFGC-24-2129. Located a further 75m down-dip, the highlight interval of 5.20 g/t Au over 6.15m in NFGC-24-2119 was also intersected demonstrating lateral continuity of the gold mineralization at depth (Figures 5 and 6).

  The Honeypot high-grade domain plunges steeply to the east and is currently 50m wide and 200m deep and exists within a broader gold mineralized domain that demonstrates good continuity over 170m in strike and 230m down dip. Honeypot is located 1.2km north of Lotto and remains open along strike and to depth.

  Honeypot is just one of a series of veins found north of Keats that start at the bedrock surface and carries high-grade gold within steeply plunging continuous domains. Other examples of similar zones include Golden Joint, Lotto, Lotto North and Jackpot.

  At Jackpot, 36.7 g/t Au over 2.00m in NFGC-24-2144 infilled a gap in the high-grade domain just 42m from surface. This interval confirms and further defines the high-grade near surface continuity of the Jackpot Zone (Figures 5 and 7).

Melissa Render, VP of Exploration of New Found, stated: “Today’s results at Kingsway demonstrate the potential to delineate additional high-grade gold mineralization along this newly acquired segment of the AFZ. The acquisition of Labrador Gold’s Kingsway Project provides us with 13.5km of sparsely tested strike on the AFZ and an extensive pipeline of near-surface targets with several existing discoveries that exhibit gold mineralization characteristics identical to those observed at Queensway. High-grade gold discoveries at Queensway are concentrated along the AFZ, and these initial high-grade results located 8.5km north of Keats points to the scale potential and strength of the gold mineralizing system. Acquiring the Kingsway Project has more than doubled our prospective strike length along the AFZ, while ongoing deep drilling has shown gold mineralization to persist to depths more than double those previously recognized (released July 11, 2024). These advancements expand the footprint of the gold system and provide encouragement that the prospectivity of the AFZ continues well north through the Kingsway Project.”

New Found Gold Corp.	2	TSX-V: NFG, NYSE-A: NFGC

PRISTINE
K-23-270
30.6 g/t Au / 2.33m
K-22-144
1.67 g/t Au / 19.00m
K-23-271
5.17 g/t Au / 7.00m
K-23-278
4.68 g/t Au / 5.00m
APPLETON FAULT ZONE
PISTACHIO
NFGC-24-2151
NFGC-24-2153
K-21-31
35.2 g/t Au / 4.00m
BIG VEIN
NFGC-24-2153
10.4 g/t Au / 4.45m
105 g/t Au / 2.10m
K-22-122
23.5 g/t Au / 2.28m
1.41 g/t Au / 18.00m
K-21-47
68.6 g/t Au / 2.11m
K-22-174
77.3 g/t Au / 2.35m
Gander River
HAIL MARY
KNOBBY
NFGC-24-2152
NFGC-24-2155
BIG VEIN AREA MAP
Deformation Zone
Au Vein Surface Intersection
Shale
Previous Assays Reported
Current Assays Reported
Au Grade (g/t)
0.5 - 1.0
1.0 - 5.0
5.0 - 10.0
>10.0
PISTACHIO
QUEENSWAY NORTH
Appleton Fault Zone
JBP Fault Zone
NEWFOUND GOLD CORP
N
0
250
500m

Figure 2: Knobby to Pristine plan map with the location of Big Vein and Pistachio zones

New Found Gold Corp.	3	TSX-V: NFG, NYSE-A: NFGC

Figure 3: Big Vein and Pistachio zones 3D inclined view

Figure 4: Big vein to Pristine longitudinal section (looking northwest)

New Found Gold Corp.	4	TSX-V: NFG, NYSE-A: NFGC

HONEYPOT PLAN MAP
Deformation Zone
Au Vein Surface Intersection
Greywacke
Shale
Mineralization Trend
Previous Assays Reported
Current Assays Reported
Property Boundary
Au Grade (g/t)
0.5 - 1.0
1.0 - 3.0
3.0 - 10.0
>10.0
HONEYPOT
NEWFOUND GOLD CORP
0
100
200m
N
GLENWOOD SHEAR ZONE
APPLETON FAULT ZONE
BLACK SHALE
GREYWACKE
EVEREST
HONEYPOT
K2
JACKPOT
SHALE
NFGC-22-952
198 g/t Au / 2.00m
NFGC-23-1426
1.77 g/t Au / 21.95m
NFGC-23-1715
3.08 g/t Au / 11.75m
NFGC-23-1303
4.50 g/t Au / 12.95m
NFGC-23-1828
2.05 g/t Au / 14.70m
NFGC-23-1810
26.4 g/t Au / 7.65m
NFGC-23-1900
6.70 g/t Au / 6.20m
NFGC-23-1931
23.1 g/t Au / 5.25m
NFGC-24-2129
8.44 g/t Au / 4.10m
NFGC-24-2119
5.20 g/t Au / 6.15m
NFGC-23-1292
95.7 g/t Au / 3.25m
NFGC-23-1425
119 g/t Au / 4.10m
NFGC-23-1574
31.5 g/t Au / 2.50m
NFGC-23-1523
18.2 g/t Au / 6.75m
NFGC-23-1415
11.0 g/t Au / 4.70m
NFGC-23-1488
3.01 g/t Au / 9.45m
NFGC-23-1423
147 g/t Au / 2.70m
NFGC-24-2144
36.7g/t Au / 2.00m
NFGC-23-1505
18.9 g/t Au / 3.00m

Figure 5: Honeypot and Jackpot plan view map

New Found Gold Corp.	5	TSX-V: NFG, NYSE-A: NFGC

Figure 6: Honeypot longitudinal section (looking north)

New Found Gold Corp.	6	TSX-V: NFG, NYSE-A: NFGC

Figure 7: Jackpot longitudinal section (looking north)

New Found Gold Corp.	7	TSX-V: NFG, NYSE-A: NFGC

KARATE CHOP S
DROPKICK
MIDWAY
APPLETON FAULT ZONE
Gander River
HANK 1
PRISTINE
PISTACHIO
BIG VEIN
HAIL MARY
KNOBBY
Figure 2
GOLDEN GLOVE
BIG DAVE
EVEREST
K2
HONEYPOT
JACKPOT
Figure 5
LOTTO
KW AFZ PLAN MAP
Deformation Zone
Au Associated Fault Interpreted
Au Vein
Shale
Previously Reported
Current Assays Reported
Property Boundary
NEWFOUND
GOLD CORP
0
500
1,000m

Figure 8: The Queensway North Project with the Appleton Fault Zone discoveries and location of the acquired Kingsway Project.

New Found Gold Corp.	8	TSX-V: NFG, NYSE-A: NFGC

Drillhole Details

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-24-2109	No Significant Values				Jackpot
NFGC-24-2110	No Significant Values				Jackpot
NFGC-24-2111	No Significant Values				Jackpot
NFGC-24-2115	No Significant Values				Jackpot
NFGC-24-2136	No Significant Values				Everest
NFGC-24-2137[1]	127.50	129.70	2.20	6.31	Everest
Including	127.50	128.25	0.75	16.04
And[4]	145.00	147.85	2.85	3.37
NFGC-24-2138[4]	143.00	145.00	2.00	1.50	Everest
And[4]	169.80	172.00	2.20	1.31
NFGC-24-2140	No Significant Values				Everest
NFGC-24-2141[4]	209.90	214.50	4.60	1.43	Everest
NFGC-24-2142	No Significant Values				Everest
NFGC-24-2143	No Significant Values				Everest
NFGC-24-2144[1]	56.00	58.00	2.00	36.74	Jackpot
Including	56.00	57.00	1.00	73.31
And[2]	246.00	249.00	3.00	1.28
NFGC-24-2145	No Significant Values				Everest
NFGC-24-2147	No Significant Values				Everest
NFGC-24-2119[2]	159.90	166.05	6.15	5.20	Honeypot
Including	159.90	160.55	0.65	15.32
Including	162.85	163.60	0.75	11.93
NFGC-24-2120[1]	178.30	180.70	2.40	1.01	Honeypot
And[1]	186.25	188.80	2.55	2.25
And[4]	266.50	268.75	2.25	2.59
And[4]	269.5	271.5	2.00	1.47
NFGC-24-2121[1]	171.40	173.95	2.55	2.06	Honeypot
NFGC-24-2122[2]	188.90	193.10	4.20	2.64	Honeypot
Including	191.75	192.50	0.75	10.58
NFGC-24-2124[1]	254.45	263.20	8.75	1.46	Honeypot
NFGC-24-2125	No Significant Values				Honeypot
NFGC-24-2126[1]	268.70	271.35	2.65	2.38	Honeypot
NFGC-24-2127	No Significant Values				Honeypot
NFGC-24-2128[1]	255.65	262.50	6.85	1.40	Honeypot
NFGC-24-2129[1]	83.70	87.80	4.10	8.44	Honeypot
Including	86.80	87.80	1.00	23.59
NFGC-24-2130[1]	99.60	102.20	2.60	1.84	Honeypot
NFGC-24-2131[1]	106.20	109.00	2.80	2.72	Honeypot
NFGC-24-2132[1]	97.15	99.30	2.15	4.89	Honeypot
NFGC-24-2133	No Significant Values				Honeypot
NFGC-24-2134	No Significant Values				Honeypot
NFGC-24-2149	No Significant Values				Golden Glove
NFGC-24-2150[4]	176.90	179.00	2.10	1.29	Golden Glove
NFGC-24-2151[4]	248.50	250.70	2.20	4.71	Big Vein
Including	250.00	250.70	0.70	13.12
NFGC-24-2152	No Significant Values				Knobby
NFGC-24-2153[1]	211.10	214.60	3.50	1.76	Pistachio
And[1]	218.80	223.25	4.45	10.36
Including	221.50	222.35	0.85	35.17
And[2]	243.45	245.55	2.10	104.62
Including	243.95	244.70	0.75	290.73
And[4]	316.20	320.95	4.75	2.26
NFGC-24-2155	No Significant Values				Knobby

Table 2: Summary of composite results reported in this press release for Everest, Honeypot, Jackpot, Big Vein, Pistachio, Golden Glove and Knobby

New Found Gold Corp.	9	TSX-V: NFG, NYSE-A: NFGC

Note that the host structures are interpreted to be moderately to steeply dipping and true widths are generally estimated to be 170% to 95%, 240% to 70%, and 310% to 40% of reported intervals. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azi (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-24-2109	115	-45	80	659373	5429800	Jackpot
NFGC-24-2110	170	-50	110	659373	5429798	Jackpot
NFGC-24-2111	85	-60	152	659319	5429659	Jackpot
NFGC-24-2115	71	-45.5	123	659314	5429603	Jackpot
NFGC-24-2119	335	-57	200	659565	5430036	Honeypot
NFGC-24-2120	325	-66	281	659565	5430035	Honeypot
NFGC-24-2121	342.5	-64	272	659565	5430036	Honeypot
NFGC-24-2122	343	-70	263	659565	5430036	Honeypot
NFGC-24-2124	349	-52	299	659553	5429927	Jackpot
NFGC-24-2125	330	-54	296	659553	5429927	Jackpot
NFGC-24-2126	347	-55.5	317	659554	5429927	Jackpot
NFGC-24-2127	353	-59	332	659554	5429927	Jackpot
NFGC-24-2128	355	-55	323	659554	5429927	Jackpot
NFGC-24-2129	338	-52	137	659554	5430101	Honeypot
NFGC-24-2130	327.5	-63	146	659554	5430101	Honeypot
NFGC-24-2131	344.5	-71	134	659554	5430100	Honeypot
NFGC-24-2132	359	-63	119	659555	5430101	Honeypot
NFGC-24-2133	0	-47	122	659555	5430102	Honeypot
NFGC-24-2134	314	-53	296	659552	5429926	Jackpot
NFGC-24-2136	299	-45.5	375	659485	5430195	Everest
NFGC-24-2137	300	-45	338	659488	5430252	Everest
NFGC-24-2138	300	-45	380	659532	5430227	Everest
NFGC-24-2140	299.5	-46	317	659491	5430307	Everest
NFGC-24-2141	299	-45	362	659535	5430283	Everest
NFGC-24-2142	299	-45.5	353	659542	5430394	Everest
NFGC-24-2143	300	-46	362	659538	5430339	Everest
NFGC-24-2144	305	-47.5	337	659426	5429856	Jackpot
NFGC-24-2145	283	-56	176	659541	5430394	Everest
NFGC-24-2147	307	-57	191	659542	5430394	Everest
NFGC-24-2149	333	-42	269	660420	5431814	Golden Glove
NFGC-24-2150	299	-42	470	660420	5431814	Golden Glove
NFGC-24-2151	310	-55	350	661925	5435250	Pistachio
NFGC-24-2152	125	-45	413	660695	5433785	Knobby
NFGC-24-2153	291	-52	374	661926	5435250	Pistachio
NFGC-24-2155	145	-45	324	660695	5433785	Knobby

Table 3: Details of drill holes reported in this press release

New Found Gold Corp.	10	TSX-V: NFG, NYSE-A: NFGC

Queensway 650,000m Drill Program Update

The Company is currently undertaking a 650,000m drill program at Queensway.

Sampling, Sub-sampling, and Laboratory

All drilling recovers HQ core. The drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 metre and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the core along the defined cutting line. One-half of the core is kept as a witness sample and the other half is submitted for analysis. Individual sample bags are sealed and placed into totes, which are then sealed and marked with the contents.

New Found has submitted samples for gold determination by fire assay to ALS Canada Ltd. (“ALS”) and by photon assay to MSALABS (“MSA”) since June 2022. As of February 2024, gold analysis at ALS has been performed by photon assay. ALS and MSA operate under a commercial contract with New Found.

Drill core samples are shipped to ALS for sample preparation in Sudbury, Ontario, Thunder Bay, Ontario, or Moncton, New Brunswick. ALS is an ISO-17025 accredited laboratory for the fire assay and photon assay methods.

Drill core samples are also submitted to MSA in Val-d’Or, Quebec. MSA operates numerous laboratories worldwide and maintains ISO-17025 accreditation for many metal determination methods. MSA is an ISO-17025 accredited laboratory for the photon assay method.

At ALS for fire assay, the entire sample is crushed to approximately 70% passing 2mm. A 3,000-g split is pulverized. “Routine” samples do not have visible gold (VG) identified and are not within a mineralized zone. Routine samples are assayed for gold by 30-g fire assay with an inductively-couple plasma spectrometry (ICP) finish. If the initial 30-g fire assay gold result is over 1 g/t, the remainder of the 3,000-g split is screened at 106 microns for screened metallics assay. For the screened metallics assay, the entire coarse fraction (sized greater than 106 microns) is fire-assayed, and two splits of the fine fraction (sized less than 106 microns) are fire-assayed. The three assays are combined on a weight-averaged basis. Samples that have VG identified or fall within a mineralized interval are automatically submitted for screened metallic assay for gold.

Samples submitted to ALS beginning in February 2024, received gold analysis by photon assay whereby the entire sample is crushed to approximately 70% passing 2 mm mesh. The sample is then riffle split and transferred into jars. For “routine” samples that do not have VG identified and are not within a mineralized zone, one (300-500g) jar is analyzed by photon assay. If the jar assays greater than 0.8 g/t, the remaining crushed material is weighed into multiple jars and submitted for photon assay.

For samples that have VG identified, the entire crushed sample is riffle split and weighed into multiple jars that are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

At MSA, the entire sample is crushed to approximately 70% passing 2mm. For “routine” samples that do not have VG identified and are not within a mineralized zone, the samples are riffle split to fill one 450g jar for photon assay. If the jar assays greater than 0.8 g/t, the remaining crushed material is weighed into multiple jars and submitted for photon assay.

New Found Gold Corp.	11	TSX-V: NFG, NYSE-A: NFGC

For samples that have VG identified, the entire crushed sample is weighed into multiple jars and submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

All samples prepared at ALS or MSA are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) at ALS Vancouver.

Drill program design, Quality Assurance/Quality Control, and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory’s internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found’s quality control protocols.

New Found’s quality control program also includes submission of the second half of the core for approximately 2% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling, or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this press release have been verified by the Company’s Qualified Person against the original assay certificates.

The Company notes that it has not completed any economic evaluations of its Queensway Project and that the Queensway Project does not have any resources or reserves.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated October 24, 2024, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 650,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $41 million as of October 2024.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca.

New Found Gold Corp.	12	TSX-V: NFG, NYSE-A: NFGC

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.

Per: "Collin Kettell"

Collin Kettell, Chief Executive Officer

Email: ckettell@newfoundgold.ca

Phone: +1 (845) 535-1486

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; the drilling program and the interpretation of the results and benefits of such program; assay results; the interpretation of drilling and assay results, the potential and extent of mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling, including the timing and benefits of same; the merits of the Queensway project; the Company’s sampling and Quality Assurance/Quality Control procedures; and funding of the Company, including the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration, drilling and assay results, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.

New Found Gold Corp.	13	TSX-V: NFG, NYSE-A: NFGC